Filed by Entegris, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205

The following are excerpts from the Q4 2021 Earnings Conference Call with Entegris, Inc. on February 01, 2022:

Participants from Entegris:
●	Bertrand Loy, President, Chief Executive Officer & Director, Entegris, Inc.
●	Gregory B. Graves, Executive Vice President and Chief Financial Officer, Entegris, Inc.
●	Bill Seymour, Vice President of Investor Relations and Treasury, Entegris, Inc.

MANAGEMENT DISCUSSION SECTION

Bill Seymour:
Good morning, everyone. Earlier today, we announced the financial results for our fourth quarter and full year 2021. Before we begin, I would like to remind listeners that our comments today will include some forward-looking statements. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected in the forward-looking statements. Additional information regarding these risks and uncertainties is contained in our most recent annual report and subsequent quarterly reports that we have filed with the SEC. Please refer to the information on the disclaimer slide in the presentation.

On this call, we will also refer to non-GAAP financial measures as defined by the SEC and Regulation G. You can find reconciliation tables in today's news release as well as on the IR page of our website at entegris.com.

On the call today are Bertrand Loy, our CEO; and Greg Graves, our CFO. With that, I'll hand the call over to Bertrand.

Bertrand Loy:
Thank you, Bill, and good morning to all. I will start by saying that I am extremely pleased with our fourth quarter results, which capped off another record year for Entegris. I am very proud of what our team achieved in 2021, especially in light of the challenging operating environment we faced throughout the year.

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On the M&A front, we completed the acquisition of BASF’s Precision Microchemicals business, which we have already migrated to our SAP platform. We are currently running 100% of our global operations on one single instance of SAP, which allows greater end-to-end process optimization and visibility. These advantages have served us very well in the past two years, as we have effectively managed complex supply chain risks very effectively across our global platform. With all of our recent tuck-in acquisitions integrated into SAP, this provides obviously a great foundation for the future integration of CMC Materials, which then leads me to our pending acquisition of CMC Materials. As I said, when we announced this transaction, we have long had tremendous respect for CMC Materials’ technology, its team, and its reputation for operational excellence. We are very excited about the potential of this transaction to meaningfully expand our served markets and hence, our customer relationships, and create new value for our customers.

As a reminder, the combined company will have a resilient business model with approximately 80% of unit-driven revenue, and we expect the transaction to be significantly accretive to non-GAAP earnings in the first year following close. We continue to expect the transaction will close in the second half of 2022 once we satisfy all of the customary closing conditions, including approval by CMC Materials’ shareholders and approvals on the United States and certain foreign antitrust and competitive laws.

On that point, last week, the mandatory waiting period on the U.S. antitrust laws expired without any objection to the acquisition, and the date for the CMC shareholder vote to approve the transaction was set for March 3rd.

In addition, we have started to focus on integration planning so we can hit the ground running immediately after the close. During the period between sign and close, we will be spending a great deal of time analyzing the various parts of CMC’s portfolio of businesses to assess their respective long-term strategic fit to the combined platform, actively identify areas of revenue synergies and potential candidates for sale.

No final determination has been made as of today on this final point, and of course, as you know, until closing, Entegris and CMC will continue to operate as two completely separate businesses.

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In addition, we expect a little bit more than two points of growth from the impact of the BASF Precision Microchemicals business acquisition and continued growth in our life sciences high-purity bags business. We also expect EBITDA flow-through to continue to be in line with our target model, and we expect to achieve a full year 2022 non-GAAP EPS in excess of $4.10. To be clear, the guidance I just provided does not include the impact from the pending CMC acquisition.

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Now, let me turn the call to Greg. Greg?

Gregory B. Graves:
Thank you, Bertrand, and good morning, everyone. Our fourth quarter capped off another record year for Entegris. Our sales in Q4 were $635 million, up 23% year-over-year and up 10% sequentially. GAAP and non-GAAP gross margins were both 46.5%, above our guidance and up 90 basis points sequentially.

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Operator, we will now open up for questions.

QUESTION AND ANSWER SECTION

Operator:
Thank you. (Operator Instructions) We will take our first question from Toshiya Hari with Goldman Sachs. Your line is open. Please go ahead.

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Operator:
We will take our next question from Sidney Ho with Deutsche Bank. Your line is open. Please go ahead.

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Sidney Ho:
Okay, great. Maybe a follow-up question is related to the CMC Materials deal. Understanding it is probably too early for you to talk about any financial projection post close, based on the disclosure and the perspective, it looks like the deal came together pretty quickly. Can you talk about what gives you confidence about the deal and the premium that you paid? Also, how should we think about the timing of all of these regulatory approval process for countries that listed there? You talked about U.S. obviously, but also particularly around the antitrust concern, given the combined portfolio, addressing the entire team CMP process. Thanks.

Bertrand Loy:
Look, Sidney, I think as we said in the prepared remarks, we are obviously very focused as a team on moving the process along, and we are very pleased with our progress so far. I talked about the S-4 filing becoming effective last week. The date of the CMC shareholders’ vote is now set for March 3rd, which is frankly very fast and that is evidence of the quality of the work by both teams.

Last week, we also received HSR clearance in the U.S., which actually confirms our view that the two platforms are very complementary, with virtually no competitive overlaps, something that we described to you when we announced the transaction in mid-December last year. And as we’ve said, integration planning is in full swing. So I mean, all of that tells you that the joint teams are very busy and very effective and that is the reason why we continue to expect to be in a position to close the transaction in the second half of 2022. And I am not going to go into a lot of updates by country on the regulatory front, because I would be speculating, and I just don’t want to be speculating.

Operator:
We will go next to Amanda Scarnati with Citi. Your line is open. Please go ahead.

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Amanda Marie Scarnati:
And then, could you talk about sort of the deposition chemicals that you’ve highlighted in the past as being a big driver on 3D NAND? Can you talk about the traction that you have been gaining on that? It is part of the strategic rationale, I think, for the CMC deal. Have conversations changed at all since you’ve announced that deal?

Bertrand Loy
Yeah, look, Amanda, I think it is early for us to talk about what the combination between the two companies could mean in terms of growth and opportunity for wafer. We just say that conversations with customers have been quite positive, but remember that until we close, we are still two independent companies and we won’t really be able to really work on the potential of the combined platform. As we’ve said, we expect to provide a little bit more color around synergies, and that includes revenue synergies, after we close the transaction, which we expect to be in the second half of 2022. So I am asking you for a little bit of patience with that question, Amanda.

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Operator:
We will take our final question from Josh Silverstein at Wolfe Research. Your line is open. Please go ahead.

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Joshua Silverstein:
Yeah, and then last one for me. I know you are a little bit quiet around potential asset divestitures around the transaction, but would you still consider any sort of small bolt-on deals like the BASF kind of $75 million, $100 million acquisitions while you’re going through this process?

Bertrand Loy
I think it is fair to say right now that the focus for us will be number one, to not allow the CMC integration to be a distraction and to execute on the strong organic growth plan, and I think that statement probably applies to our friends at CMC Materials as well. Next priority will be to work on integration planning and be ready day one after close to hit the ground running. And I think it is going to leave us with very little time to really think about additional small M&A, at least for the foreseeable future.

Operator:
And that will conclude today's question-and-answer session, as well as today's fourth quarter 2021 earnings release conference call. We thank you for your participation. You may disconnect at this time, and have a great day.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and CMC. In connection with the proposed transaction, Entegris filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  The Registration Statement on Form S-4 was declared effective by the SEC on January 28, 2022 and CMC commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about January 28, 2022. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents  and other documents containing important information about Entegris and CMC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris are available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC are available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ in the definitive proxy statement/prospectus included in the Registration Statement, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in the definitive proxy statement/prospectus included in the Registration Statement, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and amended by the Form 10-K/A filed with the SEC on January 19, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements related to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response and retention of business partners and employees as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues.  These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4, as amended, and proxy statement/prospectus that were filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4, as amended, and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and amended by the Form 10-K/A filed with the SEC on January 19, 2022 and in other periodic filings, available on the SEC website or www.Entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.